

28 27
33 34
27 26
34 35
Vernal 5
Vernal 7
Vernal 9
VERNAL 11
VERNAL 13
Vernal 15
T14N R39E
33 34
4 3
34 35
3 2
Vernal 6
Vernal 8
Vernal 10
VERNAL 12
VERNAL 14
Vernal 16
T13N R39E
Patriot Claim Block
Fallon, Nevada 80 miles
N
PATRIOT GOLD CORP
Vernal Project
Location and Land Status
Nye County, Nevada
0
2000
FEET